April 18, 2006

Via Facsimile and U.S. Mail (303) 922-0746

Donald W. Prosser
Chief Financial and Accounting Officer
VCG Holding Corporation
390 Union Boulevard
Suite 540
Lakewood, CO  80228

	RE:	  VCG Holding Corporation
  File No. 0-50291
        Form 10-K for the fiscal year ended December 31, 2005


Dear Mr. Prosser:

      We have reviewed the above referenced filing and have the following comments. We have limited our review to the financial statements and related disclosures included within this document. Understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.

      Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. Please be as detailed as necessary in your explanations. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.


Form 10-KSB:  For the Year Ended December 31, 2005

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Liquidity and Capital Resources, Page 22

1. Please discuss your liquidity position on a short-term and long-term basis. We note that as of September 30, 2005 you have no unused lines of credit remaining. Provide a discussion detailing the risks and uncertainties impacting your business such as a failure to comply with your debt requirements or the loss of a liquor or entertainment license.

Consolidated Financial Statements

Note 2:  Summary of Significant Accounting Policies

Principles of Consolidation, page 32

2. We note that International Entertainment Consultants, Inc.
(IEC)
provides management services to your night clubs and non-owned affiliated night clubs for a fee. As part of these management services, we note that IEC provides management and supervisory personnel to oversee operations, hires and contracts for all operating personnel, establishes club policies and procedures, monitors compliance, and provides a number of administrative needs.
Accordingly, it appears that your service contracts with non-owned affiliated clubs permit you to make decisions that significantly affect the results of the activities of the clubs. That is, IEC appears to be the decision maker. Consequently, please provide us a comprehensive analysis of whether you meet the four conditions in paragraph B19 of FIN 46(R) as they relate to your agreements. The four conditions must be met for you to conclude that the fees paid to you are not variable interests in the entities. If you hold a variable interest in any non-owned affiliated night clubs, please provide us an analysis that supports your consolidation or non-consolidation of that variable interest entity in accordance with paragraphs 14 and 15 of FIN 46(R).

3. If you believe you are not a decision maker of the non-owned affiliated night clubs, please provide us an analysis to support your conclusion, and then also provide us an analysis of whether you meet the conditions in paragraph B22 of FIN 46(R) as they relate to your management agreements. The three conditions must be met for you to conclude that the fees paid to you are not variable interests in the entities. If you hold a variable interest in any non-owned affiliated night clubs, please provide us an analysis that supports your consolidation or non-consolidation of that variable interest entity in accordance with paragraphs 14 and 15 of FIN 46(R).

4. Please provide us an analysis of paragraph 4(h) of FIN 46(R) as it relates to the non-owned affiliated night clubs.


Revenue Recognition, page 34

5. Please disclose your policy for recognizing management fees and service revenues.

6. Please clarify for us and in future filings how and when you recognize revenue for the sales of gift certificates, and explain why your policy is appropriate.

Goodwill, page 35

7. Please tell us and disclose how you have defined the reporting units used to test for and measure impairment and why you believe this level is appropriate in accordance with SFAS 142. Please include in your response the amount of goodwill allocated to each unit.

Note 3:  Acquisitions, page 37

8. We note that the exchange of shares with GRC and VCGD were recorded at book value since the entities were under common control with you. Consequently, please clarify for us the basis for the amounts assigned to goodwill in connection with these transactions.

9. We note that a significant portion of the purchase price for the
Colorado club was allocated to goodwill. Please tell us what consideration was given to allocating any amount to other intangibles such as license agreements.

10. We note the purchase of a non-compete agreement per the investing section of your Statement of Cash Flows. Please tell us the nature of this agreement and what amount has been allocated to this asset.

11. It appears that the acquisition of CCCG, Inc. is significant to your business as defined by Item 310 of Regulation S-B. Please provide the necessary financial statements as required by this Regulation.

Note 16:  Segment Accounting, page 49

12. Please explain to us why each of your night clubs is not a segment in accordance with paragraph 10 of SFAS 131. As part of your response, provide us the information reviewed by your chief operating decision maker to make decisions about the allocation of resources and assess performance.


Note 18:  Subsequent Event, page 49

13. We note that during the fourth quarter of 2005 stockholders exercised the "put" right for redemption of approximately 277,000 shares.  Please explain to us in detail why you have not
reclassified
the redemption amount as a liability in accordance with paragraphs
9
and A7 of SFAS 150.

Other

14. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



*    *    *    *

      Please file your response to our comments via EDGAR within ten business days from the date of this letter. Please understand that we may have additional comments after reviewing your response. You may contact Theresa Messinese at 202-551-3307 or the undersigned at
202-551-3812 with any questions.

								Sincerely,



								Michael Fay
								Branch Chief




VCG Holding Corporation
April 18, 2006
Page 5